                                              FILED PURSUANT TO RULE 424(B)(5)
                                              REGISTRATION NO. 333-02863

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED JUNE 25, 1996)

                                  $70,000,000

                     HEALTH AND RETIREMENT PROPERTIES TRUST
          7.5% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2003, SERIES A
                            ------------------------

     Health and Retirement Properties Trust (the "Company" or "HRP") is hereby offering (the "Offering")
$70,000,000 aggregate principal amount of its 7.5% Convertible Subordinated Debentures Due 2003, Series A (the "Debentures"). The Company is a health care real estate investment trust ("REIT") which invests principally in retirement communities, assisted living centers, nursing homes and other income producing health care related real estate.

     The Debentures will rank equally with other unsecured debt of the Company but will be subordinated in right of payment to Senior Indebtedness (as defined) and certain other debt. Upon completion of the Offerings (as defined) and the application of the net proceeds therefrom, the Company will have outstanding approximately $125,000,000 of indebtedness that will rank senior to the Debentures. There is no limitation on the amount of Senior Indebtedness which the Company may incur in the future. The Debentures will be convertible at any time prior to redemption or maturity into the Company's common shares of beneficial interest (the "Common Shares") at a conversion price of $18.00 per share, subject to adjustment under certain circumstances (the "Conversion Shares"). Prior to October 1, 1999, the Debentures will not be redeemable by the Company except for certain reasons intended to protect the Company's status as a REIT. Thereafter, the Debentures will be redeemable at the option of the Company at any time upon 30 days' notice, in whole or in part, at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon. Interest on the Debentures will be payable semi-annually on April 1 and October 1 each year, commencing on April 1, 1997. Concurrent with this Offering, the Company is also making a registered direct placement (the "Registered Placement") of $40,000,000 aggregate principal amount of its 7.25% Convertible Subordinated Debentures due 2001 (the "7.25% Debentures"). The Company is additionally offering outside of the United States under Regulation S promulgated under the Securities Act of 1933, as amended (the "Regulation S Offering" and together with this Offering and the Registered Placement the "Offerings"), $130,000,000 aggregate principal amount of the Company's 7.5% Convertible Subordinated Debentures Due 2003, Series B (the "Regulation S Debentures"). The 7.25% Debentures and the Regulation S Debentures will be pari passu in all respects with the Debentures. See "Description of the Debentures".

     Prior to the Offering, there has been no public market for the Debentures. Application has been made to have the Debentures and the Conversion Shares listed on the New York Stock Exchange ("NYSE"). The Company's Common Shares are listed on the NYSE under the symbol HRP and on October 1, 1996, the reported last sale price on the NYSE of the Common Shares was $17.875 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERIT OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL

------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------
                                                                UNDERWRITING
                                                 PRICE TO       DISCOUNTS AND     PROCEEDS TO
                                                 PUBLIC(1)     COMMISSIONS(2)     COMPANY(3)

------------------------------------------------------------------------------------------------------------------
Per Debenture................................       100%            2.40%           97.60%
------------------------------------------------------------------------------------------------------------------
Total Debentures(4)..........................    $70,000,000     $1,680,000       $68,320,000
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, on the Debentures from date of issuance to date of delivery.

(2) For information regarding indemnification of the Underwriters, see "Underwriting".

(3) Before deducting estimated expenses of $100,000 payable by the Company.

(4) The Company has granted the Underwriters a 30-day option to purchase up to $10,500,000 in additional aggregate principal amount of Debentures solely to cover overallotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commission and Proceeds to Company will be $80,500,000, $1,932,000 and $78,568,000, respectively.


                            ------------------------

     The Debentures are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Debentures will be made available for delivery on or about October 7, 1996, in New York, New York.

NATWEST SECURITIES LIMITED                                   MERRILL LYNCH & CO.
           THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 2, 1996

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the prospectus dated June 25, 1996 (the "Prospectus"), which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: the consolidated financial statements of Marriott International, Inc. ("Marriott International"), Commission File No. 1-12188, at and for the fiscal quarters ended March 22, 1996 and June 14, 1996 incorporated herein by reference from Marriott International's Reports on Form 10-Q for such quarters. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Debentures offered by the Company shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 332-3990.
                            ------------------------

     FOR THE UNITED KINGDOM PURCHASERS: THE DEBENTURES MAY NOT BE OFFERED OR SOLD TO PERSONS IN THE UNITED KINGDOM EXCEPT TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS (AS PRINCIPAL OR AGENT) FOR THE PURPOSES OF THEIR BUSINESS, OR OTHERWISE IN CIRCUMSTANCES WHICH WILL NOT RESULT IN AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995, AND THIS PROSPECTUS SUPPLEMENT MAY NOT BE PASSED ON TO ANY PERSON IN THE UNITED KINGDOM WHO DOES NOT FALL WITHIN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR WHO IS NOT A PERSON TO WHOM THE PROSPECTUS SUPPLEMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OR COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in the accompanying Prospectus or this Prospectus Supplement. Unless otherwise noted, the information contained in this Prospectus Supplement assumes
(i) that the over-allotment options in the Offerings are not exercised and (ii) completion of the Offerings and the application of the proceeds as described in "Use of Proceeds".

                                  THE COMPANY

     The Company is one of the largest publicly traded REITs in the United States with over 66 million Common Shares outstanding and had an equity market capitalization on October 1, 1996 of approximately $1.2 billion. The Company has investments in 163 health care related properties, located in 28 states, which are leased to or operated by over 30 separate companies. The Company's unsecured senior debt is rated "investment grade" by Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch Investors Service, L.P. Approximately 84% of the Company's investments, at cost, are leased to or operated by public companies or private companies with investment grade ratings. The Company's largest tenant is Marriott International.

                             PORTFOLIO BY OPERATOR

[The pie chart shows the Company's properties by operator as of September 16, 1996 in the following percentages:

Other Public Healthcare Companies (Community Care of America, GranCare,Vencor, Horizon/CMS, Integrated Health Services, Multicare, Sun Healthcare, ARV Assited Living, Inc.)-38.990; Medical Office/Clinic Buildings (U.S. Dept. of Veterans' Affairs, Boston Children's Medical Center, Boston's Beth Israel Hospital, Harvard Community Health Plan, Dana Farber Cancer Institute, Unilab, Health Insurance Plan of Greater New York)-10.390; Marriott International-10.990; Hospitality Properties Trust-9.190: 22 Private Companies-12.090.]

     Approximately 81% of the Company's investments, at cost, are in nursing homes, retirement centers, specialty health and assisted living facilities. In addition to its health care property investments, the Company holds an equity investment of $100 million in Hospitality Properties Trust ("HPT"), a NYSE listed hotel REIT which was founded by the Company.

                         PORTFOLIO BY TYPE OF PROPERTY
                             (DOLLARS IN MILLIONS)

[This pie chart describes the various uses of the Company's properties and shows the following dollar values (in millions) attributable thereto at September 16, 1996:
    Long Term Care - $360.4;
    Retirement/Assisted Living - $351.1
    Medical Office/Clinic Buildings - $112.4
    Specialty Health Services - $170.6
    Equity Investment in HPT - $100.0]

     During the past ten years, the Company has paid 38 consecutive quarterly dividends and has increased its dividend rate 11 times. The current quarterly dividend rate is $.36/share or $1.44/share on an annualized basis.

                             DIVIDEND GROWTH CHART

[This bar chart shows the Company's dividend growth since 1987 and contains the following information: 1987-$1.06; 1988-$1.12; 1989-1.14; 1990-$1.17;
1991-$1.23; 1992-$1.26; 1993-$1.30; 1994-$1.33; 1995-$1.38; and for the quarter ending September 30, 1996 (annualized)-$1.44.]

     Since the Company's initial public offering in December 1986, an investment in the Common Shares has provided shareholders an average total return, assuming reinvestment of dividends and including share price appreciation, of approximately 18% per annum. The following table shows how $100 invested in Common Shares at December 17, 1986 would have grown to $499 as of September 16, 1996, as compared with the return an investor would have realized from a $100 investment in the equity securities represented by the Standard & Poor's 500 Index or the National Association of Real Estate Investments Trusts ("NAREIT") Index.

                                                                        VALUE AT SEPTEMBER 16, 1996
                                                     AVERAGE ANNUAL        OF A $100 INVESTMENT
                                                         RETURN            ON DECEMBER 17, 1986
                                                     --------------     ---------------------------
    HRP............................................        18%                     $ 499
    S&P Index......................................        14                        357
    NAREIT Index...................................         7                        193

     During the 12 months ended August 31, 1996, the average trading volume of the Common Shares as reported by the NYSE was 652,994 shares/week. For the past three years, the high and low closing prices for the Company's Common Shares, on a quarterly basis, as reported by the NYSE were as follows:

                                HIGH     LOW
                               ------   ------
1993
Third Quarter................. $15.13   $12.50
Fourth Quarter................  16.75    14.00

1994
First Quarter.................  16.38    14.38
Second Quarter................  15.38    14.00
Third Quarter.................  15.75    14.25
Fourth Quarter................  14.88    13.00

                                HIGH     LOW
                               ------   ------
1995
First Quarter................. $15.25   $13.25
Second Quarter................  15.38    14.63
Third Quarter.................  16.38    14.88
Fourth Quarter................  16.88    15.50

1996
First Quarter.................  17.38    16.00
Second Quarter................  17.88    16.38
Third Quarter.................  18.13    16.38

                                 THE DEBENTURES

     The following summary of certain terms of the Debentures is not complete and is qualified by all of the terms contained in the Debentures and in the Supplemental Indenture and the Indenture (as defined). Copies of such documents will be furnished to investors upon request. See "Description of the Debentures".

ISSUE........................................  $70,000,000 of 7.5% Convertible Subordinated
                                               Debentures due 2003, Series A.
MATURITY.....................................  October 1, 2003 (7 years).
COUPON.......................................  7.5% per annum, payable semi-annually on April
                                               1 and October 1, commencing April 1, 1997.
CONVERSION RIGHTS............................  The Debentures are convertible at any time prior to redemption or maturity, at the
                                               holder's option, into the Company's Common
                                               Shares at a price of $18.00 per share (the
                                               "Conversion Price"). The Conversion Price is
                                               subject to adjustment under certain
                                               conditions.
USE OF PROCEEDS..............................  Repayment of (i) the Series A Floating Rate
                                               Notes (as defined) and (ii) indebtedness under
                                               the Company's bank credit facility and for
                                               general business purposes.
OPTIONAL REDEMPTION..........................  The Debentures will not be redeemable prior to
                                               October 1, 1999 except to the extent necessary
                                               to preserve and protect the Company's status
                                               as a REIT. Thereafter, the Debentures will be
                                               redeemable at the option of the Company, in
                                               whole or in part, on 30 days' notice. In
                                               either case, the redemption price shall be
                                               equal to 100% of the principal amount thereof,
                                               plus accrued and unpaid interest thereon.
MANDATORY REDEMPTION.........................  The Company is not required to make any mandatory redemption or annual sinking fund
                                               payments prior to maturity of the Debentures.
RESTRICTIONS ON CONSOLIDATION,
  MERGER OR SALE OF ALL ASSETS...............  The Company may not consolidate with, merge into or transfer all or substantially all of
                                               its assets to another person unless (i) such
                                               person assumes all the obligations of the
                                               Company under the Debentures and the
                                               Supplemental Indenture and the Indenture, (ii)
                                               no Default or Event of Default (each as
                                               defined) shall have occurred and be continuing
                                               and (iii) certain other conditions are met.
RANKING......................................  The Debentures will be expressly subordinated to, and subject in right of payment to, the
                                               prior payment in full of the principal of,
                                               premium, if any, and interest on Senior
                                               Indebtedness.
LISTING......................................  Application has been made to list the
                                               Debentures and the Conversion Shares on the
                                               NYSE.

                            SELECTED FINANCIAL DATA

     Set forth below are selected financial data for the Company for the periods and dates indicated which have been derived from audited and unaudited financial statements. This data should be read in conjunction with, and is qualified in its entirety by reference to, the financial statements and accompanying notes incorporated by reference in this Prospectus Supplement and the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and its Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 1996 incorporated by reference in the accompanying Prospectus or this Prospectus Supplement. Amounts are in thousands, except per share information.

                                                                                              SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                            ENDED JUNE 30,
                         --------------------------------------------------------    ----------------------------
                           1991        1992        1993        1994        1995         1995            1996
                         --------    --------    --------    --------    --------    ----------    --------------
OPERATING DATA:
Revenue:
  Rental income........  $ 36,806    $ 43,029    $ 46,069    $ 63,856    $ 89,602    $   44,796      $   46,277
  Interest income......     7,029       5,706      10,416      22,827      23,076        11,694          10,286
                         --------    --------    --------    --------    --------      --------        --------
Total revenues.........    43,835      48,735      56,485      86,683     112,678        56,490          56,563
Income before
  extraordinary item
  and gain (loss) on
  sale of properties...    22,079      27,243      37,738      57,878      61,760        31,500          40,674
Net income.............    22,079      27,243      33,417(1)   49,919(2)   64,236(3)     33,976          38,231
Dividends(4)...........    27,179      33,079      44,869      76,317      83,954        40,246          46,328
PER SHARE:
Income before
  extraordinary item
  and gain (loss) on
  sale of properties...  $   1.01    $   1.02    $   1.10    $   1.10    $   1.04    $      .54      $      .61
Net income.............      1.01        1.02         .97(1)      .95(2)     1.08(3)        .58             .58
Dividends(4)...........      1.23        1.26        1.30        1.33        1.38           .68             .70
Average shares
  outstanding..........    21,834      26,760      34,407      52,738      59,227        58,869          66,177
OTHER DATA:
Funds From
  Operations(5)........  $ 28,801    $ 35,365    $ 46,566    $ 71,851    $ 84,638    $   41,497      $   49,000

                                                                                           AT JUNE 30, 1996
                                             AT DECEMBER 31,                         ----------------------------
                         --------------------------------------------------------                        AS
                           1991        1992        1993        1994        1995        ACTUAL       ADJUSTED(6)
                         --------    --------    --------    --------    --------    ----------    --------------
BALANCE SHEET DATA:
Real estate properties,
  net..................  $262,557    $310,882    $349,842    $633,513    $722,356      $750,766        $750,766
Real estate mortgages,
  net..................    31,760      47,173     157,281     133,477     141,307       150,113         150,113
Total assets...........   340,718     374,468     527,662     840,206     999,677     1,043,304       1,091,304
Total borrowings.......   103,000     138,500      73,000     216,513     269,759       316,262         364,262
Total shareholders'
  equity...............   234,427     228,301     441,135     602,039     685,592       708,062         708,062

---------------

(1) Includes, as an extraordinary charge, the write-off of $4.3 million in deferred finance charges (approximately $.13 per share) resulting from early extinguishment of debt.

(2) Includes a gain on sale of property of $4.0 million (approximately $.08 per share), a provision for loss on sale of properties of $10.0 million (approximately $.19 per share) and, as an extraordinary charge, the write-off of deferred finance charges of $2.0 million (approximately $.04 per share) resulting from the early extinguishment of debt.

(3) Includes a gain on sale of property of $2.5 million (approximately $.04 per share).

(4) Amounts represent dividends declared with respect to the periods shown.

(5) The Company's "Funds From Operations" represents net income (computed in accordance with GAAP), before gain (loss) on sale of properties and extraordinary items, depreciation and other non-cash items, and includes its pro rata share of Hospitality Properties Trust's Funds From Operations. Management considers Funds From Operations to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs, and Funds From Operations is presented to assist in analyzing the performance of the Company. Funds From Operations does not represent cash flows from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.

(6) Adjusted to give effect to the consummation of the Offerings and the application of the net proceeds therefrom. See "Capitalization".


                              RECENT DEVELOPMENTS

     Concurrent Offerings of 7.25% Debentures and Regulation S
Debentures. Concurrent with this Offering, the Company is also making a registered direct placement, on a best efforts, all or nothing, basis of $40,000,000 aggregate principal amount of its 7.25% Convertible Subordinated Debentures, due 2001. In addition, the Company is offering outside the United States under Regulation S promulgated under the Securities Act of 1933, as amended, $130,000,000 aggregate principal amount of the Company's 7.5% Convertible Subordinated Debentures due 2003, Series B (exclusive of an option to purchase up to $19,500,000 aggregate principal amount of Series B Debentures to cover overallotments, if any). The 7.25% Debentures and the Regulation S Debentures will be pari passu in all respects with the Debentures. The closing of the Offering is contingent upon the closing of the Regulation S Offering, and vice versa, but is not contingent upon the closing of the Registered Placement. National Westminister Bank PLC, New York branch, an affiliate of NatWest Securities Limited, is acting as placement agent in connection with the Registered Placement. NatWest Securities Limited and Merrill Lynch International are acting as lead managers in connection with the offering of the Regulation S Debentures. See "Underwriting" and "Use of Proceeds".

     From January 1, 1996 through October 1, 1996, the Company engaged in the following activities:

     Repayment of Secured Indebtedness. At January 1, 1996, the only outstanding secured indebtedness of the Company was a $17.6 million mortgage on one retirement living center in Arlington Heights, Illinois. The mortgage was in effect at the time the Company acquired this property. In April 1996, the Company retired this debt and the mortgage was released. Today, none of the assets of the Company or its subsidiaries are encumbered by secured indebtedness.

     Revolving Bank Credit Facility. The Company maintains a $250 million unsecured revolving credit facility with a syndicate of banks. This facility is used for interim acquisition funding until equity or long term debt is raised, and for working capital and general business purposes. At January 1, 1996, this facility was scheduled to mature in 1998 and drawings bore interest at LIBOR plus 125 basis points. During March 1996, this revolving bank credit facility was amended to extend the maturity until 2000 and to lower the spread for LIBOR-based borrowings to 87.5 basis points. Aggregate borrowings under the revolving bank credit facility at October 1, 1996 were $147.0 million. Some of the proceeds of the Offerings will be used to repay indebtedness outstanding under this credit facility. See "Use of Proceeds" and "Investment and Financing Policy".

     Investments in Clinics Leased to Health Insurance Plan of Greater New
York. In February and June 1996, the Company made investments totaling $19.9 million in two health clinics leased to and operated by Health Insurance Plan of Greater New York, a not-for-profit health maintenance organization which had annual revenues of approximately $1.8 billion and net worth of $155.6 million at December 31, 1995. One of these properties is located in Brooklyn, New York and contains 71,500 square feet of medical office and clinic space plus a structured parking garage. The second property is located in White Plains, New York and contains 50,000 square feet of medical office and clinic space plus a structured parking garage. The Company is actively seeking additional investments in this property sector.

     Initial Investment with ARV Assisted Living, Inc. In February 1996, the Company made a $5.0 million mortgage loan to ARV Assisted Living, Inc. ("ARV"). This loan is secured by a 248 unit independent living and assisted living property located in Jacksonville, Florida. ARV completed its initial public offering of common stock in 1995, and it has been rapidly expanding its assisted living business since that time. The Company has previously made significant financial investments in independent and assisted living properties, the majority of which are properties leased to Marriott International. The Company anticipates that it will make additional investments in this property sector.

     Increasing Investments in Medical Office Buildings. In September 1996, the Company purchased a 188,000 square foot medical office building located in Washington, DC for $24.9 million. This property, which is managed by an affiliate of HRPT Advisors, Inc. ("Advisors"), the investment advisor to the Company, is leased to approximately 60 tenants and includes underground parking. The Company made its initial investments in multi-tenant medical office buildings in September 1995 when it purchased two such properties with 387,000 square feet located in Boston, Massachusetts for $48.3 million. These Boston properties are leased principally to Harvard Medical School-affiliated teaching hospitals and their affiliates. The Company anticipates that it will make additional investments in this property sector.

     Improvement Financings. In the ordinary course of its business the Company occasionally provides financing for improvements to properties owned or mortgaged by the Company. When such improvement funding is provided, the rent or interest payable to the Company is correspondingly increased. From January 1, 1996 to September 16, 1996, such improvement funding totaled $6.1 million. At September 16, 1996, the Company had outstanding commitments to provide such improvement funding in the future totaling $18.2 million.

     Mortgage Repayments and Prepayments. In the ordinary course of business the Company receives regular payments and occasional prepayments of principal which reduce the outstanding balances of its owned mortgage portfolio. From January 1, 1996 though September 16, 1996, these repayments and prepayments totaled approximately $8.7 million.

     Discussions with Horizon/CMS Healthcare Corporation. During 1995 and 1996 Horizon/CMS Healthcare Corporation ("Horizon") announced its intention to discontinue operations at certain properties, including eight properties owned by the Company. The Company has invested $117.8 million, at cost, in these eight properties. During 1996 Horizon and others have initiated occasional discussions with the Company concerning the possibility of another healthcare operating company assuming financial responsibility for the rents due for these eight properties, but no agreements have yet been achieved. Horizon is contractually responsible for the rents for three of these properties, representing a $35.8 million investment, until 1999 and for the remaining five properties until 2007. The Company has the right to approve any new tenants for all eight of these properties. Based upon information provided to it, the Company believes the operating cash flow of these properties is currently not sufficient to cover the rent due the Company. However, these eight properties are subject to cross default provisions with five additional properties leased by Horizon from the Company, and Horizon has guaranteed these rental obligations. According to Horizon's Form 10-K for the fiscal year ended May 31, 1996, Horizon had a net worth of $651.3 million and net cash provided by operating activities during such fiscal year was $32.6 million. The Company believes that Horizon will continue to meet its obligations with respect to these properties.

     Transactions with Community Care of America, Inc. The Company has invested $107.5 million, at cost, in nursing homes and other properties operated by Community Care of America, Inc. ("CCA"), of which $25.8 million has occurred in 1996. In July 1996, CCA announced that it was taking a pre-tax charge of $17.2 million to write down its investments in certain properties and other assets. CCA has stated to the Company that none of these write downs arose in connection with any property leased from or mortgage financed by the Company. In August 1996, CCA advised the Company that it was considering several financing alternatives and requested that the Company agree to defer lease and interest payments due from CCA on or about September 1 and October 1, 1996 until November 1996 and to waive compliance with certain financial covenants. The Company agreed to that request. The Company currently holds a cash security deposit of over $6 million to secure CCA's obligations and, based upon information provided to it, the Company believes that its owned and mortgaged properties operated by CCA produced operating cash flow in excess of 1.5 times the rents and mortgage payments due to the Company for the twelve months ended June 30, 1996.

     Discussions with GranCare, Inc. The Company has invested approximately $98.0 million, at cost, in properties leased to or mortgaged by GranCare, Inc. ("GranCare"). GranCare is a NYSE-listed company. In September 1996, GranCare announced that it had entered into an agreement to spin off to its shareholders all of its nursing home operations and to merge its pharmacy operations with another public company. GranCare has advised the Company that the Company's approval will be required for GranCare to effect the proposed spin off and merger transaction. Because discussions with GranCare have only recently begun, the Company is unable to state whether or on what terms the Company may consent to the proposed GranCare transaction. Based upon information provided to it, the Company believes that its owned and mortgaged properties operated by GranCare produced operating cash flow in excess of 1.7 times the rents and mortgage payments due to the Company for the twelve months ended June 30, 1996.

     Other Transactions. In the ordinary course of its business, the Company regularly evaluates investment opportunities and enters into contracts to purchase and lease or mortgage finance real estate. Several such possible investments are currently under consideration and at various stages of the contractual process. Similarly, the Company is regularly engaged in discussions concerning lease and loan extensions and other modifications of the terms of existing leases and mortgages. The Company does not believe the consummation of any one or all of such various pending transactions would have a material impact upon its financial condition or operations.

                                  THE COMPANY

     The Company invests principally in retirement communities, assisted living centers, nursing homes and other income producing health care related real estate. At September 16, 1996, the Company had investments in 163 health care related properties in 28 states throughout the United States, which are leased to or operated by over 30 separate companies.

                         LOCATION OF COMPANY PROPERTIES

[The map of the United States set forth below shows the states, as of September 16, 1996, in which the Company owns properties shaded in gray as noted in the location table on S-7]

                                        TOTAL
                        NUMBER OF     INVESTMENT
         STATE          PROPERTIES  (IN THOUSANDS)
----------------------- ---------   --------------
Arizona................      5        $   28,062
California.............     15            77,263
Colorado...............     11            37,067
Connecticut............      9            89,401
District of Columbia...      1            25,001
Florida................      7           147,923
Georgia................      6            17,625
Illinois...............      2            39,453
Iowa...................     13            21,558
Kansas.................      8            11,088
Louisiana..............      1            19,398
Maryland...............      1            33,080
Massachusetts..........      8           145,637
Michigan...............      2             9,361
Missouri...............      3             5,612
Nebraska...............     16            16,170
New Hampshire..........      1             3,689
New Jersey.............      1            13,007
New York...............      2            19,893
North Carolina.........      9            23,191
Ohio...................      6            22,983
Pennsylvania...........      2            18,482
South Dakota...........      3             7,589
Texas..................      6            16,893
Vermont................      8            29,763
Virginia...............      3            57,666
Washington.............      1             5,193
Wisconsin..............      9            44,063
Wyoming................      4             8,406
                           ---        ----------
Total Health Care
  Related Properties...    163        $  994,517
HPT Investment.........                  100,000
                                      ----------
Total Investments......               $1,094,517
                                      ==========

                                 DISTRIBUTIONS

     The Company has paid 38 consecutive quarterly dividends since its initial public offering in December 1986. The regular quarterly dividend of $.36 per share for the period ending September 30, 1996 will be paid on or about November 22, 1996 to shareholders of record on October 17, 1996.

     The Company intends to continue to declare and pay future dividends in cash on a quarterly basis, but may, from time to time, declare and pay special dividends. There can be no assurance that the Company will be able to increase its quarterly dividend or maintain it at the current level. Payment of dividends by the Company is subject to continued compliance with certain restrictions contained in the Company's loan agreements. In the past, the Company's dividends have been based upon Funds From Operations, which has exceeded earnings. Cash available for distribution may not necessarily equal Funds From Operations as the cash flow of the Company is affected by other factors not included in the Funds From Operations calculation. Management expects that the Company will continue to pay dividends based upon Funds From Operations and that such dividends may exceed earnings. Accordingly, the Company expects a portion of the Company's dividends on Common Shares to be considered a return of capital which may not be subject to income tax until the shares are sold. Information about dividends on a quarterly basis is summarized in the following table:

                        DECLARED DIVIDENDS PER SHARE(1)

                             1987      1988      1989      1990      1991      1992      1993      1994      1995      1996
                            ------     -----     -----     -----     -----     -----     -----     -----     -----     -----
    First Quarter.........  $ .275(2)  $ .28     $ .28     $ .29     $ .30     $ .31     $ .32     $ .33     $ .34     $ .35
    Second Quarter........     .26       .28       .28       .29       .31       .31       .32       .33       .34       .35
    Third Quarter.........     .27       .28       .29       .29       .31       .32       .33       .33       .35       .36
    Fourth Quarter........     .28       .28       .29       .30       .31       .32       .33       .34       .35
                             -----      ----      ----      ----      ----      ----      ----      ----      ----
    Total.................  $1.085     $1.12     $1.14     $1.17     $1.23     $1.26     $1.30     $1.33     $1.38

---------------
(1) Dividends are generally paid in the quarter following declaration. With respect to dividends paid in 1987, 1988, 1989,
     1990, 1991, 1992, 1993, 1994, 1995 and the first three quarters of 1996, $.289, $.065, $.332, $.267, $.104, $.218,
     $.335, $.081, $.161 and $.105 (estimated), respectively, represent a return of capital.

(2) Includes $.025 for the period from December 23, 1986 (commencement of the Company's operations) through December 31, 1986.

                                 CAPITALIZATION

     The capitalization of the Company as of June 30, 1996 and as adjusted to give effect to the completion of the Offerings and the application of the net proceeds therefrom is as follows (see "Use of Proceeds"):

                                                                       JUNE 30, 1996
                                                        --------------------------------------------
                                                                                           100%
                                                          ACTUAL       AS ADJUSTED     CONVERSION(1)
                                                        ----------     -----------     -------------
                                                                   (DOLLARS IN THOUSANDS)
7.5% Convertible Subordinated Debentures due 2003.....  $       --     $   200,000      $        --
7.25% Convertible Subordinated Debentures due
  2001(2).............................................          --          40,000               --
Bank notes payable....................................     117,000              --               --
Notes and bonds payable, net..........................     199,262         124,262          124,262
Shareholders' equity:
  Preferred Shares of Beneficial Interest, par value
     $.01 per share; 50,000,000 authorized, none
     issued...........................................          --              --               --
  Common Shares of Beneficial Interest, par value $.01
     per share; 100,000,000 shares authorized;
     66,209,476 shares issued and outstanding and as
     adjusted; 79,542,809 shares as converted.........         662             662              795
  Additional paid-in capital..........................     783,258         783,258        1,017,375
  Cumulative net income...............................     271,275         271,275          271,275
  Dividends...........................................    (347,133)       (347,133)        (347,133)
                                                        ----------      ----------       ----------
          Total shareholders' equity..................     708,062         708,062          942,312
                                                        ----------      ----------       ----------
          Total capitalization........................  $1,024,324     $ 1,072,324      $ 1,066,574
                                                        ==========      ==========       ==========

---------------
(1) Based on the initial Conversion Price.

(2) The 7.25% Debentures are being offered in a registered direct placement on a best efforts, all or nothing, basis. If the 7.25% Debentures are not issued, notes and bonds payable, net, would be $151.412 million, and total capitalization would be $1.059 billion; and assuming a 100%
     conversion, common shares of beneficial interest issued outstanding and as converted would consist of 77,320,586 shares, or $.773 million, additional paid-in capital would be $977.997 million, total shareholders' equity would be $902.912 million and total capitalization would be $1.054 billion.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below are the ratios of earnings to fixed charges for the Company for the periods indicated:

                                                                                    SIX MONTHS ENDED JUNE 30,
                                                                                ----------------------------------
                                           YEAR ENDED DECEMBER 31,                                   1996
                                   ----------------------------------------                 ----------------------
                                   1991     1992     1993     1994     1995     1995        ACTUAL     AS ADJUSTED
                                   ----     ----     ----     ----     ----     ----        ------     -----------
Ratio of Earnings to
  Fixed Charges..................  2.8x     3.6x     6.8x     6.7x     3.4x     3.6x         4.9x          3.5x

     For the purpose of calculating the ratio of earnings to fixed charges, income before gain (loss) on sale of properties and extraordinary items has been added to fixed charges, and that sum has been divided by such fixed charges. Fixed charges consist of interest expense and amortization of deferred financing costs.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are expected to be approximately $234.3 million ($263.5 million if the overallotment options are exercised in full). Net proceeds from the Offerings will be used to redeem the Company's Series A Floating Rate Senior Notes due 1999 in the aggregate original principal amounts of $75.0 million (the "Series A Floating Rate Notes"), plus accrued and unpaid interest thereon, on or about January 13, 1997, although the Company may choose to redeem the Series A Floating Rate Notes at a later quarterly interest payment date. At September 16, 1996, the interest rate applicable to the Series A Floating Rate Notes was 6.74% per annum. Net proceeds will also be used to reduce amounts outstanding under the Company's credit facilities and for working capital and other general business purposes. At September 16, 1996, $147 million was outstanding under the Company's $250 million revolving credit facility. Outstanding amounts bear interest, at the Company's option, at prime or a spread over LIBOR, and the revolving credit line expires in 2000. At September 16, 1996, the weighted average interest rate applicable to borrowings under the revolving credit facility was 6.33% per annum. In the event that the 7.25% Debentures are not issued, net proceeds of the remaining Offerings are expected to be $194.9 million ($224.1 million if the overallotment options are exercised in full). Such net proceeds will be used to redeem $47.8 million principal amount of Series A Floating Rate Notes and to reduce amounts outstanding under the revolving credit facility, as result of which $27.2 million principal amount of Series A Floating Rate Notes would remain outstanding. See "Investment and Financing Policy".

                        INVESTMENT AND FINANCING POLICY

     The population of the United States is aging. According to information from the U.S. Census Bureau, the segment of the U.S. population age 65 and over is increasing and is expected to increase sharply through the year 2020. The Company believes that the demand for services provided at retirement communities, assisted living centers and nursing homes should increase as the population ages. Currently proposed federal legislation seeks to limit the amount of growth in government expenditures for Medicare and Medicaid. These limitations, if enacted, may adversely affect the profitability of health care operating companies and might, in certain circumstances, affect their ability to pay rent or service debt. These government funding limitations will likely also make it less profitable to construct new health care facilities and thus may increase the value of existing facilities. The Company believes that the net effect of both these demographics and legislative changes will be to make it less profitable to provide services and facilities for government funded patients and more profitable to provide services and facilities for non-government supported patients. The Company intends to respond to these changes in three ways: (i) by focusing new investments in properties that are not directly dependent upon a high percentage of Medicaid or Medicare revenues, including retirement housing, assisted living facilities, medical office buildings and nursing homes with a high percentage of private pay revenues; (ii) by encouraging and making funding available to the operators of the Company's existing properties to improve these properties in order to attract a greater amount of non-government revenues; and (iii) whenever possible, by making new investments in properties leased to well capitalized operators.

     The Company considers equity offerings when, in the Company's judgment, doing so will improve the Company's capital structure, while not materially adversely affecting the market value of its Common Shares or impeding the Company's ability to increase regularly its per share dividend rate. In addition to the use of equity, the Company utilizes short term and long term borrowings to finance investments and to pay operating expenses. The Company's unsecured senior indebtedness has been rated "investment grade" by Standard & Poor's Ratings Services (BBB-), Moody's Investors Service, Inc. (Baa3) and Fitch Investors Service, L.P. (BBB+). When variable rate debt is utilized, the Company regularly purchases interest rate futures contracts to hedge against changes in interest rates. As of June 30, 1996, the Company had outstanding borrowings totaling $316.3 million, which amount increased to $346.3 million as of September 16, 1996. After the Offerings, and assuming the use of proceeds as described under "Use of Proceeds", the Company's total debt outstanding as of June 30, 1996 would have been approximately $364.3 million. The Company's borrowing guidelines established in its revolving credit facility and by its Board of Trustees prohibit the Company from maintaining a debt to equity ratio of greater than 1 to 1, except in certain limited circumstances. As of June 30, 1996, the Company's debt to equity ratio was .45 to 1. After the Offerings, and assuming the use of proceeds as described under "Use of Proceeds", the Company's debt to equity ratio as of June 30, 1996 would have been approximately .51 to 1. The Company may in the future choose to modify its debt to equity guidelines. There can be no assurance that equity or debt capital will be available in the future on reasonable terms to fund the Company's operations or growth.

     The Company's $250 million revolving credit facility (the "Credit Facility") places certain limitations on the incurrence of debt by the Company. The Regulation S Debentures contain a contingent redemption obligation applicable to bearer debentures which may violate one of such limitations, and as a result, the issuance of the Regulation S Debentures may result in a technical default under the Credit Facility. After giving effect to the application of the net proceeds of the Offerings, as described under "Use of Proceeds" above, the Company would have no borrowings outstanding under the Credit Facility, but the Company is not entitled to borrow under the Credit Facility if a default has occurred and is continuing. The Company expects in due course to obtain a waiver of such limitation applicable to the Regulation S Debentures. In the event a waiver is not obtained, the Company expects that it would be able to obtain a replacement revolving credit facility. There can be no assurance, however, that such a waiver will be granted or that a replacement credit facility would be available to the Company or, if available, would be on terms favorable to the Company.

                LEASE EXPIRATION AND MORTGAGE MATURITY SCHEDULES

     The following table sets forth the expiration and maturity dates of the Company's leases and mortgages for the years from 1996 to 2005, together with the percentage of the Company's current revenues at September 16, 1996 derived from base rent and interest payments under leases and mortgages expiring or maturing in each year shown:

                                                                                       PERCENT
                                                                                         OF
                                                            NO. OF       NO. OF       COMPANY'S
                                                            LEASES      MORTGAGES      CURRENT
    YEAR                                                   EXPIRING     MATURING      REVENUES
    ----                                                   --------     ---------     ---------
    1996.................................................      --            4             .79%
    1997.................................................       1            3            1.69
    1998.................................................       4            3            5.24
    1999.................................................      --           10            1.83
    2000.................................................      --            2            1.06
    2001.................................................       4            1            4.75
    2002.................................................      --            4            1.45
    2003.................................................      --           --              --
    2004.................................................      --           --              --
    2005 and thereafter(1)...............................     101           26           83.19
                                                                            --
                                                              ---                       ------
              Total......................................     110           53          100.00%
                                                              ===           ==          ======

---------------
(1) In addition, the Company has a $100 million investment in HPT which currently owns 82 hotels, all of which have leases expiring after 2008. The Company's investment represents an approximately 15% ownership interest in HPT. The Company is entitled to receive dividends on its shares in HPT. The Company's financial statements include its share of HPT's operating results under the equity method of accounting.

                           THE LESSEES AND MORTGAGORS

     The Company's financial condition depends in large part upon the financial condition of the operators of the Company's properties. Approximately 84% of the Company's investments are in properties leased to or operated by public companies or private companies with investment grade ratings. Certain information about the three largest operators of the Company's properties (based on the Company's revenues) contained in their filings with the Commission or other public sources, or provided by these companies, is set forth in the chart below.

                                 OPERATOR DATA
                             (DOLLARS IN THOUSANDS)

                                                                                          COMPANY PROPERTIES
                                                                                ---------------------------------------
                           TOTAL         TOTAL        SHARE-                                                INVESTMENT
       OPERATOR          FACILITIES     ANNUAL       HOLDERS'    NET INCOME   FACILITIES                    (% OF TOTAL
    (STOCK SYMBOL)       (UNITS)(1)   REVENUES(1)   EQUITY(1)    (LOSS)(1)    (UNITS)(2)   OCCUPANCY(1)   INVESTMENT)(2)
-----------------------  ----------   -----------   ----------   ----------   ----------   ------------   ---------------
Marriott
  International........        974    $8,961,000    $1,054,000    $247,000          14           96%          $325,520
(NYSE:MAR)                (200,028)                                             (3,932)                          (29.7%)
Horizon/CMS
  Healthcare...........        578     1,753,084       651,348     (24,776)         15           91%           171,533
(NYSE:Horizon)             (34,841)                                             (2,323)                          (15.6%)
GranCare...............        136       816,462       172,599      20,564          27           90%            97,983
(NYSE:GranCare)            (17,161)                                             (3,750)                           (8.9%)

---------------
(1) As of the operator's most recent fiscal year end.
(2) As of September 16, 1996.

     Additional Security. In addition to fee ownership of the leased properties and mortgage liens on the mortgaged properties, certain of the Company's leases and mortgages contain additional security features. Generally, with respect to investments originated by the Company, each obligation of an operator to the Company is subject to cross default provisions with respect to all other obligations of that operator to the Company and any collateral pledged by an operator to the Company constitutes collateral for all obligations of that operator. Certain operators have pledged additional collateral or provided corporate guarantees, security deposits, and, in some cases, personal guarantees.

                            EQUITY INVESTMENT IN HPT

     The Company owns four million shares of HPT, which constitutes approximately 15% of the total HPT shares outstanding. HPT is a REIT in the business of owning hotels and leasing them to independent hotel operating companies. HPT currently owns 53 Courtyard by Marriott(R) Hotels, 11 Wyndham Garden(R) Hotels, and 18 Residence Inn by Marriott(R) Hotels. The hotels are located in 26 states and contain 11,728 rooms. The Company receives dividends on its HPT shares at the current quarterly rate of $.58/share or $2.32/share on an annualized basis. The Company's financial reports include its share of HPT's operating results under the equity method of accounting. HPT shares are listed on the NYSE and, on October 1, 1996, the last reported sale price for such shares was $26.63.

                                   MANAGEMENT

     The Trustees and executive officers of the Company are as follows:

NAME                             AGE   POSITION
----                             ---   --------
Barry M. Portnoy..............   51    Managing Trustee
Gerard M. Martin..............   61    Managing Trustee
Bruce M. Gans, M.D............   49    Trustee
Rev. Justinian Manning, C.P...   70    Trustee
Ralph J. Watts................   49    Trustee
David J. Hegarty..............   39    President, Chief Operating Officer and
                                       Secretary
Ajay Saini....................   36    Treasurer and Chief Financial Officer
Adam D. Portnoy...............   26    Vice President

     Barry M. Portnoy has been a partner in the law firm of Sullivan & Worcester LLP, since 1978. Mr. Portnoy was a founder and has been a Trustee of the Company since its organization in 1986. From 1985 until the merger of Greenery Rehabilitation Group, Inc. ("Greenery") into Horizon in February 1994 (the "Greenery/Horizon Merger"), Mr. Portnoy served as a Director of Greenery. Following the Greenery/ Horizon Merger, Mr. Portnoy was a Director of Horizon until July 1996 and currently serves as a Managing Trustee of HPT.

     Gerard M. Martin is a private investor in real estate. Mr. Martin was a founder and has been a Trustee of the Company since its organization in 1986. From 1985 until the Greenery/Horizon Merger, Mr. Martin served as the Chief Executive Officer and Chairman of the Board of Directors of Greenery. Following the Greenery/Horizon Merger, Mr. Martin was a Director of Horizon until July 1996 and also serves as a Managing Trustee of HPT.

     Bruce M. Gans, M.D. is President of the Rehabilitation Institute of Michigan, a specialty hospital affiliated with Wayne State University School of Medicine. Dr. Gans is also a Professor and Chairman of the Department of Physical Medicine and Rehabilitation at Wayne State University School of Medicine and a Senior Vice President of the Detroit Medical Center. Prior to assuming his current position in 1989, Dr. Gans was Chairman of the Department of Rehabilitation Medicine at New England Medical Center and a Professor and Chairman of Rehabilitation Medicine at the Tufts University School of Medicine in Boston, Massachusetts. Dr. Gans is a graduate of the University of Pennsylvania School of Medicine and is active in a number of medical professional organizations including serving as the current Chairman of the Injury Prevention Grant Review Committee for the Centers for Disease Control and Prevention in Atlanta, Georgia.

     The Reverend Justinian Manning C.P. has been, since September 1993, the pastor of St. Gabriel's parish in Brighton, Massachusetts. From 1984 until September 1990, he was the Treasurer of the Provincial Council of Passionist Provincialate. He is also on the Board of Directors of Charlesview, a low and moderate income housing program, and St. Elizabeth's Hospital Foundation. He is a past Treasurer and a former Director of St. Paul's Benevolent, Educational and Missionary Institute, a New Jersey corporation, which oversees foundations in Massachusetts, Connecticut, New York, Pennsylvania, Maryland, Florida and the Institute's Overseas Missions. He was formerly on the Board of Directors of St. Paul's Monastery Manor in Pittsburgh, Pennsylvania, a congregate housing facility. He belongs to the Provincial Council of the Passionist Provincialate.

     Ralph J. Watts is President and Chief Executive Officer of Cardiovascular Ventures, Inc., a privately held company which develops, owns and operates outpatient cardiac catheterization laboratories and is engaged in physician practice management. Mr. Watts has held this position since 1992. From 1988 to 1992, Mr. Watts was President and CEO of Ramsay Health Care, Inc., a public company which owned and operated 18 hospitals in 13 states and had approximately 2,000 employees.

     David J. Hegarty is the President, Chief Operating Officer and Secretary of the Company. He has been employed by the Company in various capacities since 1987, prior to which he was an audit manager with Ernst & Young LLP. Mr. Hegarty is a certified public accountant.

     Ajay Saini is the Treasurer and Chief Financial Officer of the Company. Mr. Saini has been employed by the Company in various capacities since June 1990, prior to which he was a senior accountant with Ernst & Young LLP. Mr. Saini is a certified public accountant.

     Adam D. Portnoy is a Vice President of the Company. Mr. Portnoy has been employed by Advisors since October 1995 and is currently a Vice President. He has been a Vice President of HPT since March 1996. Prior to his employment by Advisors, Mr. Portnoy was employed as Manager of Strategic Planning for Phase Metrics, Inc. a privately held manufacturer of computer testing equipment, and as a merchant banking analyst at Donaldson, Lufkin and Jenrette Securities Corporation. Adam Portnoy is the son of Barry Portnoy.

     Dr. Gans, Mr. Watts and Fr. Manning are the Company's Independent Trustees, that is Trustees who are not affiliated with any of the Company's lessees or mortgagors or with Advisors. Under the Company's Declaration of Trust, a majority of the Company's Trustees will at all times consist of Independent Trustees. All investment and policy decisions affecting the Company are made by its Board of Trustees. All day to day operations of the Company are conducted by Advisors pursuant to an investment advisory contract. Advisors is owned by Messrs. Martin and Portnoy. Messrs. Hegarty and Saini, as well as all other personnel involved in the Company's operations, are employees of Advisors. Advisors is paid an annual advisory fee calculated on the basis of total assets under management (0.7% of the first $250 million, plus 0.5% of additional assets) and an annual incentive fee calculated on the basis of increases in operating cash flow per share (as defined) above threshold amounts (15% of cash flow above the threshold amount of $1.47/share in 1996, which threshold increases by $.05/share annually thereafter), but no more than $.01/share. Advisors currently owns 1,049,210 Common Shares. All incentive fees which may be earned by Advisors will be paid in Common Shares. The Company believes that its total administrative costs, measured as a percentage of assets under management or as a percentage of revenues, are below the industry average.

                         DESCRIPTION OF THE DEBENTURES

     The Debentures will be issued under an Indenture to be dated as of September 20, 1996, as supplemented by the First Supplement thereto (the "Indenture"), between the Company and Fleet National Bank, as trustee (the "Trustee"). The terms of the Debentures and the Indenture include those stated in the Debentures and the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement relating to this Prospectus Supplement and incorporated herein by reference. The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definition of certain terms therein which reference is hereby made, for a complete statement of such provisions. Wherever particular articles or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

     General. The Debentures are unsecured general obligations of the Company, subject to the rights of holders of Senior Indebtedness of the Company, and will mature on October 1, 2003. The Debentures will be limited to $70 million aggregate principal amount (plus up to $10.5 million aggregate principal amount to cover exercise of the overallotment option, if any) and will bear interest semiannually on April 1 and October 1 of each year commencing April 1, 1997 at the rate per annum shown on the cover page of this Prospectus Supplement. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The first payment, for the period from the date of issuance to April 1, 1997, will amount to $36.25 per $1,000 principal amount of the Debentures (assuming a closing date of October 7, 1996). The Company will pay interest on the Debentures to the persons who are registered holders of Debentures ("Debentureholders") at the close of business on the March 15 or September 15 preceding the interest payment date. The Company may pay principal and interest by check and may mail an interest check to a holder's registered address; provided, however, that payments to The Depository Trust Company, New York, New York (the "Debt Depositary") will be made by wire transfer of immediately available funds to the account of the Debt

Depositary or its nominee. Holders must surrender Debentures to a Paying Agent to collect final principal payments.

     The Debentures will be in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. A holder may transfer or exchange Debentures in accordance with the Indenture. No service charge will be made for any registration of transfer, exchange or conversion of Debentures, except for any tax or other governmental charges that may be imposed in connection therewith. The Registrar need not transfer or exchange any Debentures selected for redemption. Also, in the event of a partial redemption, it need not transfer or exchange any Debentures for a period of 15 days before selecting the Debentures to be redeemed. The registered holder of a Debenture may be treated as its owner for all purposes. The Indenture does not contain any financial covenants or restrictions on the incurrence of Senior Indebtedness or, in the absence of an Event of Default, restrictions on the payment of dividends or the issuance or repurchase of securities of the Company, except to the extent described under "--Subordination of Debentures" or "-- Dividends, Distributions and Acquisitions of Common Shares". In addition, the Indenture does not contain any provision requiring the Company to repurchase the Debentures at the option of the holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debentures may decline significantly as a result of such transaction. The Indenture does not protect holders of the Debentures against any decline in credit quality, whether resulting from any such transaction or from any other cause.

     Initially, Fleet National Bank will act as Paying Agent, Registrar and Conversion Agent. The Company may change any Paying Agent, Registrar, Conversion Agent or co-registrar and may act in any such capacity itself.

     Conversion. The holders of the Debentures will be entitled at any time prior to maturity, subject to prior redemption, to convert the Debentures or portions thereof (which are $1,000 or integral multiples thereof) into Common Shares at the conversion price set forth on the cover page of this Prospectus Supplement (subject to adjustments as described below). No payment or adjustment will be made for accrued interest on a converted Debenture. If any Debenture not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date (other than the October 1, 1999 Interest Payment Date), such Debenture must be accompanied by funds equal to the interest payable to the registered holder on such interest payment date on the principal amount so converted. The Company will not issue fractional Common Shares upon conversion of Debentures and, instead, will deliver a check for the fractional Common Shares based upon the market value of the Common Shares on the last trading day prior to the conversion date. If the Debentures are called for redemption, conversion rights will expire at the close of business on the second business day preceding the redemption date, unless the Company defaults in payment due upon such redemption.

     To protect the Company's status as a REIT, a holder may not own any Debenture if as a result of such ownership any Person would then be deemed to beneficially own, directly or indirectly, 8.5% or more of the Company's Common Shares. Any Debentures owned in violation of such restriction may not be converted into Common Shares. For purposes of determining a Person's beneficial ownership of Common Shares, the Debentures beneficially owned by such Person will be deemed converted and added to the Common Shares beneficially owned by such Person for purposes of determining whether such Person beneficially owns in excess of 8.5% of the Common Shares.

     The conversion price is subject to adjustment, as set forth in the Indenture, in certain events, including the payment of dividends or distributions on the Company's shares of beneficial interest in Common Shares or other securities issued by the Company; the issuance to all holders of Common Shares of rights, options or warrants entitling them to subscribe for Common Shares (or securities convertible into Common Shares), subdivisions or combinations of the Common Shares into a greater or smaller number of shares, and reclassification of Common Shares resulting in an issuance of any of the Company's shares of beneficial interest. No adjustment is provided in the case of distributions to holders of Common Shares of indebtedness or assets (including securities, other than those rights, options, warrants, dividends and distributions referred to above), other than a distribution of the Company's ownership interest in HPT. No adjustment in the conversion price need be made unless such adjustment would require a change of at least 1% in the conversion price; however, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. A conversion price adjustment made according to the provisions of the Debentures (or the absence of provision for such an adjustment) might result in a constructive distribution to the holders of Debentures or holders of Common Shares that would be subject to taxation as a dividend. The Company may, at its option, make such reduction in the conversion price, in addition to those set forth above, as the Board of Trustees of the Company deems advisable to avoid or diminish any income tax to holders of Common Shares resulting from any dividend or distribution of equity securities (or rights to acquire equity securities) or from any event treated as such for income tax purposes or for any other reason. The Board of Trustees will also have the power to resolve any ambiguity or correct any error in the provisions relating to the adjustment of the conversion price of the Debentures and its actions in so doing shall be final and conclusive.

     If the Company combines or merges with, or sells or transfers substantially all of its assets to, another corporation or trust, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned immediately after such event had such Debentures been converted before the effective date of the transaction.

     Subordination of Debentures. The indebtedness evidenced by the Debentures will be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness (as defined) and is effectively subordinated to all liabilities of the Company's subsidiaries. No payment shall be made by the Company on account of principal of or interest on the Debentures or on account of the purchase or other acquisition of Debentures (other than payments made in Common Shares or certain other equity securities or subordinated debt securities of the Company), if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of and interest on the Debentures may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

     Upon any acceleration of the principal of the Debentures or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debentures or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debentures. By reason of this provision, in the event of insolvency, holders of the Debentures may recover less, ratably, than holders of Senior Indebtedness.

     "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursements and indemnification obligations, and all other amounts payable under or in respect of (i) any Indebtedness of the Company and
(ii) any and all deferrals, renewals, extensions, refundings and refinancings (whether direct or indirect) of any such Indebtedness, whether any such Indebtedness exists as of the date of this Prospectus Supplement or is hereafter created, incurred, assumed or guaranteed; provided, however, that Senior Indebtedness will not include (A) the Debentures, the Regulation S Debentures or the 7.25% Debentures or (B) Indebtedness of the Company owed or owing to a subsidiary or any officer, director, trustee or employee of the Company or any subsidiary, (C) Indebtedness of the Company which, pursuant to the terms of the instrument creating or evidencing such Indebtedness, is expressly made pari passu with or subordinate in right of payment to the Debentures or (D) any liability for taxes owed or owing by the Company.

     "Indebtedness" as applied to the Company, means (a) all liabilities and obligations, contingent or otherwise, of the Company (i) in respect of borrowed money whether or not evidenced by a promissory note, draft or similar instrument (whether or not the recourse of the lender is to the whole of the assets of the Company or only to a portion thereof); (ii) evidenced by bonds, notes, debentures or similar instruments; (iii) evidenced by a letter of credit or reimbursement obligation of the Company with respect to any letter of credit;
(iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks; (v) for the payment of money relating to obligations with respect to any lease that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles; and (vi) representing the balance deferred and unpaid for all or any part of the purchase price of property or services (except any such balance that constitutes (A) a trade payable or an accrued liability arising in the ordinary course of business or
(B) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services); (b) all net obligations of the Company under interest swap and hedging obligations; (c) all liabilities of others described in the preceding clauses (a) and (b) which the Company has guaranteed or for which it is otherwise liable and all obligations to purchase, redeem or acquire any shares of beneficial interest of the Company; and (d) any and all deferrals, amendments, renewals, extensions, supplements, refinancings or refundings (whether direct or indirect) of any liability or obligations described in any of the preceding clauses (a), (b) or (c), or this clause (d), whether or not between or among the same parties.

     Optional Redemption. The Debentures will be subject to redemption, in whole or in part, at any time or from time to time commencing October 1, 1999, at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount thereof, plus interest accrued to the date of redemption. The Debentures will not be redeemable prior to October 1, 1999; provided, however, the Debentures will be subject to redemption, in whole or in part, at any time for certain reasons intended to protect the Company's status as a REIT, at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. The Company may redeem Debentures prior to October 1, 1999 solely with respect to the Debentures of a holder or holders who pose a threat to the Company's REIT status and only to the extent deemed necessary by the Company's Board of Trustees to preserve such status. The Company may at any time buy Debentures on the open market at prices which may be greater or less than the optional redemption price listed above.

     Dividends, Distributions, and Acquisitions of Common Shares. The Indenture provides that the Company will not (i) declare or pay any dividend or make any distribution on its shares of Common Shares or to holders of Common Shares (other than dividends or distributions payable in Common Shares or other than as the Company determines in good faith is necessary to maintain its status as a
REIT) or (ii) purchase, redeem or otherwise acquire or retire for value any of its Common Shares, if at the time of such action an Event of Default has occurred and is continuing or would exist immediately after such action. The foregoing, however, will not prevent (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provision on the date of declaration, or (ii) the Company's retirement of any of its Common Shares by exchange for, or out of the proceeds of the substantially concurrent sale of, other Common Shares.

     Consolidation, Merger or Sale. The Indenture provides that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) either the Company shall be the continuing entity or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of and interest on all of the Debentures and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default (a "Default"), shall have occurred and be continuing; and (iii) an officer's certificate and legal opinion more fully described in the Indenture shall be delivered to the Trustee.

     Events of Default. The Indenture will provide that the following events are "Events of Default" with respect to the Debentures: (a) default for 30 days in the payment of any installment interest on the Debentures, the Regulation S Debentures or the 7.25% Debentures (each, a "Series"); (b) default in the payment of the principal of any Series at their maturity; (c) default for 60 days in the Company's obligations to convert any Series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Senior Indebtedness issued thereunder), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $25 million of any Indebtedness of the Company or any mortgage, indenture or other instrument under which such Indebtedness is issued or by which such Indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such Indebtedness, but only if such Indebtedness is not discharged or such acceleration is not rescinded or annulled; or (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company.

     If an Event of Default (other than an Event of Default described in clause
(f) above) under the Indenture with respect to Debentures occurs and is continuing, then in every such case the Trustee or the holders of not less than a majority in principal amount of a Series may declare the principal amount of such Series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the holders). If an Event of Default described in clause (f) above shall occur, the principal amount of all Series will automatically, and without any action by the Trustee or any holder, become immediately due and payable. However, at any time after such a declaration of acceleration with respect to a Series or all Series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of not less than a majority in outstanding principal amount of a Series (in the case of a declaration of acceleration with respect to such Series) or the holders of all Series, as the case may be, may rescind such declaration and its consequences if (i) the Company shall have deposited with the Trustee all required payments of the principal of and interest on such Series or all Series, as the case may be, plus certain fees, expenses, disbursements and advances of the Trustee, and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof) or interest on such Series or all Series, as the case may be, have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in outstanding principal amount of a Series may waive any past default with respect to such Series and its consequences, except a default (i) in the payment of the principal of or interest on a Series, or (ii) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of each holder of such Series.

     Summaries of certain additional information relating to Defaults or Events of Default, the exercise of remedies by the Trustee or holders of Debentures and limitations thereon and related notices and waivers is set forth in the accompanying Prospectus under "Description of Debt Securities -- Events of Default, Notice and Waiver".

     Book Entry: Delivery and Form. The Debentures may be evidenced by one or more global debentures (each, a "Global Debenture") which will be deposited with, or on behalf of, the Debt Depositary and registered in the name of Cede & Co. ("Cede") as the Debt Depositary's nominee.

     So long as Cede, as the nominee of the Debt Depositary, is the registered owner of a Global Debenture, Cede for all purposes will be considered the sole holder of such Global Debenture. Except as otherwise provided in the Indenture, owners of beneficial interests in a Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance of the Debt Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Debt Depositary has advised the Company that it will take any action permitted to be taken by a holder of Debentures (including, without limitation, the presentation of Debentures for exchange as described below) only at the direction of one or more participants to whose account with the Debt Depositary interests in a Global Debenture are credited, and only in respect of the principal amount of the Debentures represented by a Global Debenture as to which such participant or participants has or have given such direction.

     The Debt Depositary has advised the Company as follows: the Debt Depositary is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Debt Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own the Debt Depositary. Indirect access to the Debt Depositary's systems is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship, with a participant, either directly or indirectly.

     Ownership of beneficial interests in any Global Debenture will be limited to persons that have accounts with the Debt Depositary ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debenture, the Debt Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debenture represented by such Global Debenture beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Debentures. Ownership of beneficial interests in such Global Debenture will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Debt Depositary (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Debenture.

     Each person owning a beneficial interest in a Global Debenture must rely on the procedures of the Debt Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Global Debenture desires to give or take any action which a holder is entitled to give or take under the Indenture, the Debt Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Principal and interest payments on Debentures represented by a Global Debenture registered in the name of the Debt Depositary or its nominee will be made to the Debt Depositary or its nominee, as the case may be, as the registered owner of such Global Debenture. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Debt Depositary for any Debentures represented by a Global Debenture upon receipt of any payment of principal, premium or interest in respect of such Global Debenture will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Debenture as shown on the records of Debt Depositary. The Company also expects that payments by participants to owners to beneficial interests in a Global Debenture held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Debt Depositary for any Debenture represented by a Global Debenture is at any time unwilling or unable to continue as Debt Depositary or ceases to be a clearing agency under the Exchange Act, and a successor Debt Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debentures in definitive form in exchange for such Global Debenture. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debentures represented by a Global Debenture and, in such event, will issue Debentures in definitive form in exchange for the Global Debenture representing such Debentures. Any Debentures issued in definitive form in exchange for a Global Debenture will be registered in such name or names as the Debt Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Debt Depositary from participants with respect to ownership of beneficial interests in the Global Debenture.

     Certain Other Provisions. The accompanying Prospectus contains summaries of certain addition provisions of the Indenture with respect to, among other things, modifications of the Indenture with or without the consent of holders of the Debentures and discharge, defeasance and covenant defeasance (which, pursuant to the Indenture, will apply to the Debentures). See "Description of Debt Securities -- Modification of the Indenture" and "-- Discharge, Defeasance and Covenant Defeasance".

REGULATION S DEBENTURES

     Concurrently with the Offering, the Company is offering $130 million aggregate principal amount of Regulation S Debentures, titled 7.5% Convertible Subordinated Debentures Due 2003, Series B, outside of the United States pursuant to the provisions of Regulation S under the Securities Act (plus up to $19.5 million aggregate principal amount to cover exercise of the overallotment option, if any). The Regulation S Debentures will be issued under a separate supplemental indenture under the Indenture and will be pari passu with the Debentures in all respects. See "Recent Developments".

     The terms and conditions of the Regulation S Debentures, including interest rate, maturity date and redemption and conversion provisions, are substantially the same as those of the Debentures, except that (i) the Regulation S Debentures are not convertible until following a 40-day period beginning on the closing date for the issuance thereof, (ii) the Regulation S Debentures may be issued in bearer or registered form and, subject to certain limitations, may be exchanged from one form to another, (iii) the holders thereof may be entitled to receive certain additional payments in respect of the imposition of certain tax withholding or, in lieu thereof, the Company may redeem the Regulation S Debentures (on a date which may be prior to October 1, 1999) at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption, as a result of changes in certain laws, regulations or rulings relating to taxation. Application will be made for the Regulation S Debentures to be listed on the Luxembourg Stock Exchange and (iv) in certain circumstances the Company may be required to redeem Regulation S Debentures in bearer form in the event of the applicability of or changes in certain laws relating to certification, identification or information reporting requirements with respect to the nationality, residence or identity of the beneficial owner thereof at a redemption price equal to 100% of the principal amount thereof, plus interest accrued to the date of redemption.

7.25% DEBENTURES

     Concurrently with the Offering, the Company is also making a direct registered placement on a best efforts, all or nothing, basis of $40 million aggregate principal amount of 7.25% Convertible Subordinated Debentures, due 2001. The 7.25% Debentures will be issued under a separate supplemental indenture under the Indenture and will be pari passu with the Debentures in all respects. The terms and conditions of the 7.25% Debentures, including redemption and conversion provisions, are substantially the same as those of the Debentures, except that the 7.25% Debentures bear interest at a rate of 7.25% per annum and have a maturity date of October 1, 2001. Application will be made for the 7.25% Debentures to be listed on the NYSE.

                       FEDERAL INCOME TAX CONSIDERATIONS

     THE FOLLOWING IS A SUMMARY OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSIDERATIONS REGARDING THE DEBENTURES, AND IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THIS DISCUSSION DOES NOT PURPORT TO DEAL WITH ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF DEBENTURES IN LIGHT OF THEIR PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO CERTAIN TYPES OF HOLDERS OF DEBENTURES, INCLUDING INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS FINANCIAL INSTITUTIONS OR BROKER-DEALERS.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, CONVERSION AND SALE OF THE DEBENTURES INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX AND ERISA CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, CONVERSION AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF HOLDERS OF DEBENTURES

Stated Interest

     Holders of Debentures will be required to include stated interest on the Debentures in gross income for federal income tax purposes as ordinary income in accordance with their methods of accounting for tax purposes. The Debentures will not be issued with original issue discount.

Market Discount

     Purchasers of Debentures should be aware that the holding and disposition of Debentures may be affected by the market discount provisions of the Internal Revenue Code of 1986, as amended (the "Code"). These rules generally provide that, subject to a statutorily-defined de minimis exception, if a holder of a debt instrument purchases it at a market discount and thereafter recognizes gain on a disposition of the debt instrument (including a gift or payment on maturity), the lesser of such gain (or appreciation, in the case of a gift) or the portion of the market discount that accrued while the debt instrument was held by such holder will be treated as ordinary interest income at the time of the disposition. For this purpose, a purchase at a market discount includes a purchase after original issuance at a price below the debt instrument's stated principal amount. The market discount rules also provide that a holder who acquires a debt instrument at a market discount (and who does not elect, as described below, to include such market discount in income on a current basis) may be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

     The Debentures provide that they may be redeemed, in whole or in part, before maturity only for certain tax reasons relating to the Company's status as a REIT under Sections 856 through 860 of the Code. If some or all of the Debentures are redeemed in part, each holder of a Debenture acquired at a market discount would be required to treat the principal payment as ordinary interest income to the extent of any accrued market discount on such Debenture.

     A holder of a debt instrument acquired at a market discount may elect to include the market discount in income as the discount thereon accrues, either on a straight line basis or, if elected, on a constant interest rate basis. The current inclusion election, once made, applies to all market discount obligations acquired by such holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the Internal Revenue Service ("IRS"). If a holder of a Debenture elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or certain other dispositions of such Debenture and the deferral of interest deductions on indebtedness related to such Debenture would not apply.

Amortizable Bond Premium

     Generally, if the tax basis of an obligation held as a capital asset exceeds the amount payable at maturity of the obligation, such excess may constitute amortizable bond premium that the holder may elect to amortize under the constant interest rate method and deduct over the period from his acquisition date to the obligation's maturity date. The amortization election, once made, applies to all bonds yielding taxable interest held by such holder on the first day of the first taxable year to which such election applies and to all bonds yielding taxable interest thereafter acquired by such holder, and such election may not be revoked without the consent of the IRS. A holder who elects to amortize bond premium must reduce his tax basis in the related obligation by the amount of the aggregate deductions allowable for amortizable bond premium.

     The amortizable bond premium deduction is treated as an offset to interest income on the related security for federal income tax purposes. Each prospective purchaser is urged to consult his tax advisor as to the consequences of the treatment of such premium as an offset to interest income for federal income tax purposes.

Disposition

     In general, a holder of a Debenture will recognize gain or loss upon the sale, exchange, redemption, payment upon maturity or other taxable disposition of the Debenture measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's tax basis in the Debenture (as increased by any market discount previously included in income by the holder and decreased by any amortizable bond premium deducted over the term of the Debenture). Subject to the market discount and amortizable bond premium rules above, any such gain or loss will generally be long-term capital gain or loss, provided the Debenture was a capital asset in the hands of the holder and had been held for more than one year.

Conversion

     A holder of a Debenture should not recognize gain or loss on the conversion of a Debenture solely into Common Shares except with respect to cash in lieu of fractional shares and except to the extent that the Common Shares issued upon conversion are treated as attributable to accrued interest on the Debentures. To the extent the Debentures converted are subject to accrued market discount, the amount of the accrued market discount will carry over to the Common Shares on conversion and will be treated as ordinary income on disposition of the Common Shares. If Common Shares are received by a holder of a Debenture without recognition of gain or loss, the holding period of the Common Shares received upon conversion of the Debenture will include the period during which the Debenture was held (provided the Debenture was a capital asset in the hands of the holder prior to the conversion), and the holder's aggregate basis in the Common Shares received upon conversion of the Debenture will be equal to the holder's aggregate basis in the Debenture exchanged therefor (less a portion thereof allocable to any fractional share exchanged for cash). A holder of a Debenture will recognize taxable gain or loss on cash received in lieu of fractional Common Shares in an amount equal to the difference between the amount of cash received and the holder's basis in such fractional share. Such gain or loss should be capital gain or loss if the fractional share is a capital asset in the hands of the holder, and should be long-term capital gain or loss if the fractional share has been deemed held for the then requisite holding period. The fair market value of Common Shares received which is attributable to accrued interest will be taxable as ordinary interest income.

     Adjustments in the conversion price of the Debentures made pursuant to the anti-dilution provisions thereof to reflect distributions to holders of Common Shares may result in constructive distributions to holders of Debentures that could be taxable to them as dividends pursuant to Section 305 of the Code.

Non-U.S. Debentureholders

     The rules governing United States federal income taxation of the ownership and disposition of Debentures by holders that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Debentureholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Debentureholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change. Prospective Non-U.S. Debentureholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income tax laws with regard to the purchase of Debentures, including any reporting requirements.

     The United States generally will impose a withholding tax at a 30% rate (subject to reduction or elimination in the case of Non-U.S. Debentureholders eligible for a lower treaty rate) on payments of interest received from sources within the United States by a Non-U.S. Debentureholder, unless such income is effectively connected with his conduct of a United States trade or business. This tax does not apply to payments of "portfolio interest." Payments of interest on the Debentures will qualify as portfolio interest, provided that (i) the Non-U.S. Debentureholder does not own 10% or more (directly or constructively) of the total combined voting power of all classes of stock of the Company entitled to vote; (ii) the Non-U.S. Debentureholder is not a "controlled foreign corporation" (generally, a foreign corporation controlled by United States stockholders related to the Company); (iii) the Non-U.S. Debentureholder is not a bank receiving the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; (iv) the interest is not "contingent interest" within the meaning of Section 871(h)(4) of the Code; and (v) the beneficial owner of the Debentures and, if relevant, a financial institution on the beneficial owner's behalf, complies with certain certification requirements regarding the beneficial owner's status as a foreign person. The certification requirement referred to in (v) requires the beneficial owner of the Debentures to provide to the Company (or, if appropriate, to the relevant financial institution which financial institution then provides to the Company) a statement under penalties of perjury on IRS Form W-8 (or a substantially similar substitute form) as to its status as a foreign person.

     Interest paid on Debentures should not constitute contingent interest within the meaning of Section 871(h)(4) of the Code. Thus, as long as the Non-U.S. Debentureholder satisfies requirement (v) above and the Company has no reason to believe that requirements (i), (ii) or (iii) above are not satisfied or that such interest is effectively connected with the conduct of a United States trade or business, the Company will treat the interest paid on the Debentures as "portfolio interest" and will not withhold tax from such interest paid to such Non-U.S. Debentureholder. In addition, if the interest paid on the Debentures to a foreign holder is effectively connected with the conduct of a United States trade or business and the Non-U.S. Debentureholder provides the requisite statement to such effect, then the Company will not withhold tax from such interest (and the Non-U.S. Debentureholder will be subject to United States federal income tax as described below).

     A Non-U.S. Debentureholder will not be subject to United States federal income tax or withholding tax on gain realized on the sale, exchange or redemption of a Debenture (including the conversion of such Debenture for Common Shares and the receipt of cash in lieu of fractional Common Shares on such a conversion, but excluding gain attributable to accrued and unpaid interest which will generally be treated as interest), provided that (i) such gain is not effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Debentureholder, (ii) such Non-U.S. Debentureholder is not an individual who is present in the United States for 183 or more days during the taxable year in which such gain is realized and (iii) the certification requirements referred to in clause (v) of the second preceding paragraph are met with respect to such Non-U.S. Debentureholder. This paragraph assumes that the Company is a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. It is currently anticipated that the Company will be a domestically controlled REIT.

     In general, a Non-U.S. Debentureholder will be subject to (i) United States federal income tax on interest or gain on a Debenture that is effectively connected with its conduct of a United States trade or business and (ii) a United States branch profits tax equal to 30% of its "effectively connected earnings and profits" (as adjusted) for the taxable year if the Non-U.S. Debentureholder is a corporation, unless it qualifies for exemption from the branch profits tax or a lower rate of such tax under an applicable treaty. Alternatively, an individual Non-U.S. Debentureholder who is present in the United States for 183 days or more in a taxable year and has a "tax home" in the United States will generally be taxed at a rate of 30% on any United States source capital gain (net of any United States source capital losses) recognized during such year on the Debentures that is not effectively connected with its conduct of a United States trade or business.

     Adjustments in the conversion price of the Debentures made pursuant to the anti-dilution provisions thereof to reflect distribution to holders of Common Shares may result in constructive dividends to Non-U.S. Debentureholders. Such deemed dividends would be taxable to a Non-U.S. Debentureholder in the same manner as dividends paid on the Common Shares. Where such deemed dividends would otherwise be subject to withholding taxes, such tax may be collected through subsequent payments on the Debentures.

Backup Withholding

     Domestic Holders of Debentures

     Under the backup withholding rules, a domestic holder of Debentures may be subject to backup withholding at the rate of 31% with respect to interest or dividends paid on, and gross proceeds from the sale of, the Debentures unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A holder of Debentures who does not provide the Company with his current taxpayer identification number may be subject to penalties imposed by the IRS. Any money paid as backup withholding will be creditable against the holder's federal income tax liability.

     The Company will report to holders of Debentures and the IRS the amount of any "reportable payments" (including any interest or dividends paid) and any amount withheld with respect to the Debentures during the calendar year.

     Non-U.S. Debentureholder

     Backup withholding tax and information reporting will generally not apply to payments of principal and interest made to Non-U.S. Debentureholders if the certification requirements referred to above are satisfied (see "--Non-U.S. Debentureholders"). As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Debentures by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Debentures by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a controlled foreign corporation for United States federal income tax purposes, unless the payee is an exempt recipient or the broker has documentary evidence in its records that the payee is a Non-U.S. Debentureholder and certain other conditions are met. Payment to or through a United States office of a broker of the proceeds of a sale of Debentures is subject to both backup withholdings and information reporting unless the payee certifies under penalties of perjury that it is a Non-U.S. Debentureholder and certain other requirements are met, or the payee otherwise establishes an exemption. A Non-U.S. Debentureholder may obtain a refund of any amounts withheld under the backup withholding rules by the appropriate claim for refund with the IRS.

     The backup withholding and information reporting rules are under review by the United States Treasury, and their applications to the Debentures could be changed prospectively by future Treasury regulations. On April 15, 1996, the IRS issued proposed regulations that would change in certain respects the certification requirements in respect of claims for exemptions from information reporting and backup withholding in respect of payments made after December 31, 1997 on, or in respect of proceeds from the disposition of, Debentures. It is not currently possible to predict whether, or in what form, any such regulations ultimately will be adopted.

OTHER INCOME TAXATION MATTERS AND ERISA CONSIDERATIONS

     The following description of certain Federal income tax matters and Employee Retirement Income Security Act of 1974, as amended ("ERISA"), considerations relating to the Company is qualified in its entirety by reference to the more detailed description thereof contained in the Company's Annual Report on Form 10-K, which is incorporated herein by reference.

     The Company is and intends to remain qualified as a REIT under the Code. As a REIT, the Company's net income which is distributed as dividends to shareholders will be exempt from Federal taxation. Distributions to the Company's shareholders generally will be includable in their income; however, dividends distributed which are in excess of current or accumulated earnings will be treated for tax purposes as a return of capital to the extent of a shareholder's basis, and will reduce the basis of shareholders' Common Shares.

     The Company intends to conduct its affairs so that the assets of the Company will not be deemed to be "plan assets" of any individual retirement account, employee benefit plan subject to Title I of ERISA , or other qualified retirement plan subject to Section 4975 of the Code which acquires its Common Shares. The Company believes that, under present law, its distributions do not create "unrelated business taxable income" to tax-exempt entities such as pension trusts, subject, however, to certain new rules which apply to pension trusts holding more than 10% of the Common Shares.

     Under Section 279 of the Code, deductions otherwise allowable to a corporation for interest expense may be reduced or eliminated in the case of "corporate acquisition indebtedness," which is defined generally to include certain subordinated convertible debt which was issued to provide consideration for the acquisition of stock or a substantial portion of the assets of another corporation, where the issuer does not meet certain debt/equity and earnings coverage tests. It is possible that this disallowance would apply to an issuance of subordinated convertible debt used to refinance other debt if the issuance of the subordinated convertible debt was contemplated when the refinanced debt was incurred for the purpose of the corporate acquisition. The Company expects that its interest expense with respect to the Debentures will not be materially reduced under Section 279 of the Code.

                                  UNDERWRITING

     The underwriters below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the aggregate principal amount of Debentures set forth opposite their respective names:

                                                                       PRINCIPAL
                                                                        AMOUNT
                                                                          OF
            NAME                                                      DEBENTURES
            ----                                                      -----------
            NatWest Securites Limited.............................    $35,000,000
            Merrill Lynch & Co. Incorporated......................     35,000,000
                                                                      -----------
                      Total.......................................    $70,000,000
                                                                      ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Debentures are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Debentures offered hereby (other than those covered by the over-allotment option described below) if any such Debentures are taken. The initial public offering price, concession and discount to dealers may be changed by the Underwriters after the date of this Prospectus Supplement.

     The Underwriters propose to offer part of the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and part of the Debentures to certain dealers at a price which represents a concession not in excess of 1.2% per Debenture under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% per Debenture to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus Supplement, to purchase up to $10,500,000 additional aggregate principal amount of Debentures at the price to the public set forth on the cover page of this Prospectus Supplement minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional principal amount of Debentures as the principal amount of Debentures set forth opposite each Underwriter's name in the preceding table bears to the total number of Debentures listed in such table.

     NatWest and Merrill Lynch International are also acting as the managers of the Regulation S Offering. National Westminster Bank PLC, New York Branch, an affiliate of NatWest, is acting as placement agent for the Registered Placement.

     NatWest, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Debentures offered hereby and subject to certain exceptions, it will not offer or sell any Debentures within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The Underwriting Agreement does not limit the sale of the Debentures outside of the United States.

     NatWest has further represented and agreed that (a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document, any Debentures except to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Debentures in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issues of the Debentures to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Debentures offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York. Sullivan & Worcester LLP has relied, and Stroock & Stroock & Lavan will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury, L.L.P., Baltimore, Maryland. Sullivan & Worcester LLP has also given its opinion as to certain Federal income tax matters and certain ERISA considerations relating to the Company. See "Federal Income Tax and ERISA Considerations". Barry M. Portnoy, a partner in the firm of Sullivan & Worcester LLP, is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of Advisors, and a director and/or significant shareholder of certain lessees and mortgagors of the Company, including Horizon. Sullivan & Worcester LLP represents Advisors, certain of such lessees and mortgagors and certain affiliates of each of the foregoing on various matters.

     THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

===============================================================================

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE DEBENTURES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                             PAGE
                                             ----
Incorporation of Certain Information
  by Reference.............................  ii
Summary....................................  S-1
Selected Financial Data....................  S-4
Recent Developments........................  S-5
The Company................................  S-7
Distributions..............................  S-8
Capitalization.............................  S-9
Ratio of Earnings to Fixed Charges.........  S-9
Use of Proceeds............................  S-9
Investment and Financing Policy............  S-10
Lease Expiration and Mortgage Maturity
  Schedules................................  S-11
The Lessees and Mortgagors.................  S-12
Equity Investment in HPT...................  S-12
Management.................................  S-13
Description of the Debentures..............  S-14
Federal Income Tax Considerations..........  S-21
Underwriting...............................  S-25
Legal Matters..............................  S-26
PROSPECTUS
Available Information......................  ii
Incorporation of Certain Documents by
  Reference................................  ii
The Company................................  1
Use of Proceeds............................  1
Ratio of Earnings to Fixed Charges.........  1
Description of Debt Securities.............  1
Description of Shares......................  12
Description of Preferred Shares............  12
Description of Depositary Shares...........  18
Description of Warrants....................  21
Limitation of Liability; Shareholder
  Liability................................  21
Redemption; Business Combinations and
  Control Share Acquisitions...............  22
Plan of Distribution.......................  25
Legal Matters..............................  26
Experts....................................  26

===============================================================================

===============================================================================

                                  $70,000,000
                         7.5% CONVERTIBLE SUBORDINATED
                              DEBENTURES DUE 2003,
                                    SERIES A

                                   HEALTH AND
                                   RETIREMENT
                                PROPERTIES TRUST
                         ------------------------------
                             PROSPECTUS SUPPLEMENT

                                OCTOBER 2, 1996
                         ------------------------------

                           NATWEST SECURITIES LIMITED

                              MERRILL LYNCH & CO.

===============================================================================